Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ 2011 third quarter
Financial Statements and MD&A
at www.kinross.com
NEWS RELEASE

Kinross reports 2011 third quarter results
Record revenue exceeds $1 billion; margins up 50%, adjusted operating cash5 flow up 82%
Adjusted net earnings1, 5 up 134%

Toronto, Ontario – November 2, 2011 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the third quarter ended September 30, 2011.

(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 9 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Third quarter highlights

Financial and operating results:

●	Production2: 647,983 gold equivalent ounces, a 13% increase over Q3 2010.

●	Revenue: $1,069.2 million, a 45% increase over Q3 2010.

●	Production cost of sales3: $634 per gold equivalent ounce, compared with $517 in Q3 2010.

●	Attributable margin4: $1,012 per ounce sold, a 50% increase over Q3 2010.

●	Adjusted operating cash flow5: $421.6 million, an 82% increase over Q3 2010. Adjusted operating cash flow per share was $0.37 in Q3, compared with $0.30 in Q3 2010.

●	Adjusted net earnings1, 5: $273.4 million, a 134% increase over Q3 2010. Adjusted net earnings per share were $0.24, compared with $0.15 in Q3 2010.

●	Reported net earnings1: $212.6 million, or $0.19 per share, compared with $540.9 million, or $0.71 per share, for Q3 2010. Q3 2010 earnings included significant one-time gains.

●
Outlook: The Company expects to be within its 2011 forecast guidance for production (2.6 – 2.7 million attributable gold equivalent ounces) and production cost of sales ($565 – 610 per gold equivalent ounce).

Growth projects:

●	Kinross continues to advance its major growth projects at Tasiast, Fruta del Norte, Lobo-Marte, and Dvoinoye, all of which are proceeding on schedule.

●
The Company has received approval of the Environmental Impact Assessment for early works at Tasiast and mobilization for construction has commenced. Capital commitments at Tasiast to the end of Q3 were $782 million.

Exploration:

●	Further drilling and exploration at Tasiast continue to increase the Company’s confidence in the orebody and define new areas for potential growth.

●
In Chile, recent drilling at the Pompeya target at La Coipa has led to the discovery of a significant area of mineralization close to surface, and drilling to further define this new zone will continue in Q4 2011.

Corporate responsibility:

●
During the third quarter, Kinross was named to both the Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index, indices composed of global and regional leaders in corporate responsibility.

1 “Net earnings” figures in this release represent “net earnings attributed to common shareholders.”
2 Unless otherwise stated, production figures in this release are based on Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and 90% of Chirano production.
3 “Production cost of sales per gold equivalent ounce” is a non-GAAP measure defined as production cost per the financial statements divided by the attributable number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party shareholder (75% up to April 27, 2011) and Chirano sales to a 10% minority interest holder. Production cost is equivalent to total cost of sales (per the financial statements), less depreciation and amortization, and is generally consistent with cost of sales as reported under Canadian GAAP prior to the adoption of IFRS.
4 “Attributable margin per ounce sold” is a non-GAAP measure and defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”
5 Reconciliation of non-GAAP measures is located on page 11 of this news release.

p. 1 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

CEO Commentary
Tye Burt, President and CEO, made the following comments in relation to third quarter 2011 results:

“Kinross recorded another strong quarter, with revenue exceeding $1 billion for the first time, and adjusted operating cash flow increasing by more than 82% year-over-year to a record $422 million. Adjusted net earnings were more than double those of the same period last year, while adjusted net earnings per share increased by 60%. Cost of sales per ounce was higher than the previous quarter, due to industry-wide cost pressures, as well as the impact of mining lower grade portions of the orebody at several operations. Overall, we remain on track to meet our 2011 production and cost of sales guidance.

“We made significant progress in the quarter advancing our industry-leading growth program. Our drilling campaign at Tasiast continues both to confirm our confidence in the resource and indicate potential further expansions to our previous model. We received approval of the first phase environmental impact assessment at Tasiast, and mobilization for construction is underway. We continued to advance our other growth projects, all of which remain on schedule. Meanwhile, our global exploration effort continues to bear fruit, with the discovery of an important new area of mineralization close to surface at La Coipa in Chile.

“Our successful completion of a $1 billion debt offering during the quarter confirmed the market’s confidence in Kinross’ ability to deliver on our strategy, and strengthened our foundation for growth.”

Financial results

Summary of financial and operating results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in millions, except per share and per ounce amounts)	2011	2010(i)	2011	2010(i)
Total(a) gold equivalent ounces(b) - produced	654,820	616,178	2,051,930	1,793,569
Total(a) gold equivalent ounces(b) - sold	670,386	618,698	2,093,410	1,840,820

Attributable(c) gold equivalent ounces - produced	647,983	575,065	1,967,085	1,657,469
Attributable(c) gold equivalent ounces - sold	663,517	576,955	2,010,128	1,696,011

Metal sales	$1,069.2	$735.5	$2,994.0	$2,089.7
Production cost of sales(d)	$425.5	$313.2	$1,209.7	$876.4
Depreciation, depletion and amortization	$143.4	$124.9	$446.4	$372.4
Operating earnings	$416.9	$228.4	$1,105.8	$678.7
Net earnings attributed to common shareholders	$212.6	$540.9	$710.1	$832.6
Basic earnings per share	$0.19	$0.71	$0.63	$1.15
Diluted earnings per share	$0.19	$0.69	$0.62	$1.12
Adjusted net earnings attributed to common shareholders(e)	$273.4	$116.8	$675.2	$327.9
Adjusted net earnings per share(e)	$0.24	$0.15	$0.59	$0.45
Cash flow provided from operating activities	$302.4	$248.9	$998.8	$707.5
Adjusted operating cash flow (e)	$421.6	$231.5	$1,231.4	$752.5
Adjusted operating cash flow per share(e)	$0.37	$0.30	$1.08	$1.04
Average realized gold price per ounce	$1,646	$1,190	$1,472	$1,138
Consolidated production cost of sales per equivalent ounce sold(f)	$635	$506	$578	$476
Attributable(c) production cost of sales per equivalent ounce sold(g)	$634	$517	$585	$489
Attributable production cost of sales per ounce sold on a by-product basis(h)	$593	$477	$527	$448

(a)	“Total” includes 100% of Kupol and Chirano production.
(b)
“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratio for the third quarter of 2011 was 43.87:1, compared with 64.84:1 for the third quarter of 2010 and for the first nine months of 2011 was 42.36:1, compared with 65.26:1 for the first nine months of 2010.

(c)	“Attributable” includes Kinross’ share of Kupol (75% up to April 27, 2011, 100% thereafter) and Chirano (90%) production.
(d)
“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization” , and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(e)
“Adjusted net earnings attributed to common shareholders” , “Adjusted net earnings per share” , “Adjusted operating cash flow” and “Adjusted operating cash flow per share” are non-GAAP measures. The reconciliation of these non-GAAP financial measures is located on page 11 of this news release.

(f )
“Consolidated production cost of sales per ounce” is a non-GAAP measure and is defined as production costs as per the consolidated financial statements divided by the total number of gold equivalent ounces sold.

(g)	“Attributable production cost of sales per ounce” is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold.
(h)
“Attributable production cost of sales per ounce on a by-product basis” is a non-GAAP measure and is defined as production costs as per the consolidated financial statements less attributable(c) silver revenue divided by the total number of attributable(c) gold ounces sold.

(i)	Prior year figures have been restated to conform to IFRS.

p. 2 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Kinross produced 647,983 attributable gold equivalent ounces in the third quarter of 2011, a 13% increase over the third quarter of 2010, mainly due to a full quarter of production from the West Africa operations, which the Company acquired on September 17, 2010, and additional production from Kupol, as the Company increased its ownership to 100% in the second quarter of this year.

Production cost of sales per gold equivalent ounce3 was $634 compared with $517 for the third quarter of 2010, an increase of 23%, mainly due to increases in labour costs, diesel and power costs, and royalties. Production cost of sales per ounce3 for the full year are expected to be within the previously-stated guidance range of $565 – 610. Production cost of sales per gold ounce on a by-product basis was $593 in the third quarter of 2011, compared with $477 in Q3 2010, and based on Q3 2011 attributable gold sales of 604,739 ounces and attributable silver sales of 2,578,612 ounces.

Revenue from metal sales was a record $1,069.2 million in the third quarter of 2011, versus $735.5 million during the same period in 2010, an increase of 45%, due to an increase in total ounces produced and a higher average realized gold price. The average realized gold price was $1,646 per ounce in Q3, compared with $1,190 per ounce for Q3 2010, an increase of 38%.

Kinross’ margin per gold equivalent ounce sold4 was $1,012 for the quarter, an increase of 50% compared with the third quarter of 2010, due mainly to a higher realized gold price.

Adjusted operating cash flow5 was $421.6 million for the quarter, or $0.37 per share, compared with $231.5 million, or $0.30 per share, for Q3 2010. Cash and cash equivalents were $1,874.6 million as at September 30,

2011, compared with $1,466.6 million as at December 31, 2010.

Adjusted net earnings1, 5 were $273.4 million, or $0.24 per share for Q3 2011, compared with $116.8 million, or $0.15 per share, for Q3 2010.

Reported net earnings1 were $212.6 million, or $0.19 per share, for Q3 2011, compared with $540.9 million, or $0.71 per share, for Q3 2010. The decrease is due to one-time income gains in Q3 2010 from the sale of the Company’s interest in Harry Winston Diamond Corporation and Diavik Diamond Mines, and the unrealized increase in fair value of the initial investment in Red Back at the time of the acquisition.

Capital expenditures were $395.0 million for Q3 2011, compared with $150.7 million for the same period last year, an increase due mainly to project-related expenditures at Paracatu, Tasiast and Chirano.

Operating results

Mine-by-mine summaries of third quarter 2011 operating results may be found on pages 13 and 17 of this news release. Highlights include the following:

●
North America: Third quarter results from North American operations remained strong, despite the expected reduction in grades at all three mines. While the heap leach at Fort Knox continues to perform well, production was lower compared to Q3 2010, as expected, due to processing of lower grade stockpiled ore. At Round Mountain, production increased compared to Q3 2010 due to increased processing levels.

●
Russia: At Kupol, production and costs remain on target for the year, while grades declined as expected. Open pit operations continued successfully through the quarter, with open pit operations expected to end in Q4 as the mine makes the transition to a fully underground operation.

●
South America: Production for the region was higher year-over-year, mainly due to production increases at Paracatu and Maricunga. Paracatu achieved record ore processed, as the third ball mill had its first full quarter of operation.  Maricunga’s production increased year-over-year, despite being impacted by a slower than expected release of gold from the heap leach as a result of severe winter conditions. At La Coipa, Q3 production and cost of sales were negatively impacted by lower than expected grades and higher sulphide content, which are being encountered as the final parts of Puren Phase 3 are mined out. Mining of this phase is expected to be completed early next year.

p. 3 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Paracatu’s Plant 2 was temporarily shut down in late October to address an electrical malfunction affecting the SAG mill motor. Repairs are underway and the plant is expected to restart within a week.

●
West Africa: At Tasiast, production remained at a similar level to the previous quarter, but costs were higher, largely due to maintenance issues, a ramp-up in administration costs in preparation for expansion activities, and higher royalties. At Chirano, production was slightly lower and costs were slightly higher than planned, as it took longer than expected to enter a higher grade zone of the Akwaaba orebody.

Project update and new developments

The forward-looking information contained in this section of the release is subject to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 9 of this news release.

Growth projects at sites

Tasiast expansion project

Key project development activities at Tasiast are proceeding on schedule. Work on the expansion project feasibility study continues and is expected to be completed at the end of the first quarter of 2012. Production start-up is targeted for mid-2014.

The Company continued its aggressive drill campaign with 13 core and 10 reverse circulation (RC) rigs in operation. An update on the Tasiast exploration program is contained in the Exploration section of this news release (page 6).

The Phase 1 Environmental Impact Assessment (EIA) for on-site improvements and early works has been approved. The contract for general construction has been awarded, and mobilization of the contractor is underway. Phase 1 construction will include: early earthworks and concrete foundations for the mill and on-site power plant; interim expansion of the existing water supply system to meet construction and current operational requirements; construction and operation of the initial phase of the new tailings facility; and expansion of camp facilities by approximately 6,600 additional beds.

The terms of reference for the Phase 2 EIA (on-site project expansion construction, operations and closure) and Phase 3 EIA (off-site sea water supply construction, operation and closure) have now been submitted. Development and submission of the EIAs are on schedule to support the project execution timeline.

Basic and detailed engineering is continuing on the 60,000 tonne per day process plant and associated process infrastructure facilities. Equipment ordered during the third quarter includes two concrete batch plants and associated crushing and screening plants, and also the first phase of the power plant, including three gas turbines with a combined capacity of 120 MW. In addition, commitments have recently been made for a catering camp and additional camp facilities which will bring the total capacity to approximately 9,500 beds to cover the peak requirements for construction and ramp-up of operations. Capital commitments as of the end of September for mining, processing and power generation equipment total $782 million, with commitments expected to be approximately $1.0 billion by year-end. Total actual spending by year-end is expected to be approximately $400 million.

Construction of the Piment and West Branch dump leach pads and ADR (Adsorption, Desorption and Refining) plant at Tasiast have been completed on budget and schedule and are currently being commissioned.

Dvoinoye

Key project development activities at Dvoinoye are proceeding on schedule. The feasibility study is expected to be completed in the first quarter of 2012, and the processing of Dvoinoye ore remains on target to commence in the second half of 2013.

p. 4 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Approximately 650 metres of underground decline development have been completed as of the end of the third quarter. Additional underground mining equipment is en route to site to increase the rate of development, which is expected to accelerate as more faces become available.

The permanent camp, truck shop and water storage buildings have been delivered to the port of Pevek and are in the process of being transported to site.  Earthworks for the fuel farm, truck shop, power house, water building, access roads, and utility trenches have been completed, and earthworks associated with the west portal are nearing completion. Foundations for the truck shop are complete and civil foundation work for the water building and water tanks, fuel tank farm and permanent man camp are progressing well. Construction of maintenance and office facilities at the east mine portal are nearing completion and expansion of the second phase of the temporary camp is proceeding.  Procurement and engineering activities for all remaining site facilities are proceeding on target.

Paracatu ball mills

Engineering on the fourth Paracatu ball mill was 90% complete and procurement was at 98% as of the end of September.  Construction progress was 20%, with both concrete and structural steel approximately 68% and 40% complete, respectively. Pre-assembly of the mill has commenced and ball mill installation will commence in December. The project is expected to be operational in the third quarter of 2012, as envisioned in the mine plan.

A new flash flotation gold recovery process for the first two ball mills at Paracatu is now ready for commissioning. Once fully operational, the $13-million upgrade project is expected to improve recovery by an average of approximately 1%.

Maricunga SART plant

Construction of the Maricunga SART (Sulphidization, Acidification, Recycling and Thickening) plant is expected to re-start in late November. The re-start of construction is later than originally planned, as the construction camp was damaged by severe winter storms and has required repair work. The SART project is now targeted for expected completion in the first half of 2012.

New developments

Lobo-Marte

At Lobo-Marte, drilling for the feasibility study is now complete, and equipment will be re-deployed to drilling programs at Valy and Marte Northwest.

The project feasibility study is on schedule for completion at the end of 2011. Geotechnical and mine block models in support of the feasibility study have been completed and mine and metallurgical plans are expected to be completed in the fourth quarter. Further geotechnical drilling is being undertaken for the crusher and leach pad facilities. Permitting remains on schedule. Construction is expected to commence in the fourth quarter of 2012, and the project is on target to commence expected commissioning in 2014.

Fruta del Norte

Development of the underground exploration decline at Fruta del Norte (FDN) is continuing and is on target for expected completion in 2013.

The Company is finalizing a project feasibility study for expected completion by year-end 2011. Final mine and plant EIAs were submitted in October, consistent with the project schedule. Kinross continues to target start-up of the mine in late 2014.

Kinross and the Ecuadorean government have made progress on negotiations regarding the exploitation agreement for FDN, and have commenced negotiations on the investment protection agreement.

p. 5 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Cerro Casale

At the Company’s 25%-owned Cerro Casale project in Chile, the Environmental Impact Assessment was submitted in the third quarter. The permitting process is anticipated to take approximately 18 months, at which time the joint venture will consider a construction decision and commence detailed engineering. Exploration programs will continue in parallel with completing basic engineering and permitting. Discussions with the government and meetings with local communities and indigenous groups are continuing in conjunction with these activities.

Cerro Casale is not included in Kinross’ project construction capital estimates or production estimates for the next three years. Kinross expects its share of capital expenditures to be approximately $35 million per year during this period to advance project development activities.

Exploration update

Tasiast

The infill drilling program was extended in the third quarter to upgrade iron formation-hosted mineral resources in the Piment areas in support of the feasibility study. Drilling also continued to follow-up encouraging results encountered in greenschist host-rocks between Piment Sud Sud and Piment Central. District exploration was focused at C67 with three core drills active on the target by the end of the quarter. A total of 140 holes for 96,366 metres were drilled at Tasiast during the third quarter.

The infill program occupied approximately 90% of drilling resources in the third quarter with the program now 95% complete in the Piment areas. Kinross will redeploy drills in the fourth quarter to accelerate exploration for new greenschist-style ore shoots hosted within the footprint of the mine corridor, and to continue scoping the full extent of mineralization encountered at district targets such as C67 and C69 (seven kilometres north and 10 kilometres south of the processing plant, respectively).

Deep drilling at West Branch continued to identify extensions of the zone of greenschist-style mineralization which is now delineated 750 metres beyond the deepest holes incorporated in the last Tasiast mineral resource update (provided in Kinross’ update in the 2011 second quarter earnings release). Further deep drilling of the Greenschist Zone will depend on results of the year-end mineral resource update and pit optimization studies that will determine the ultimate depth of the pit. Drilling highlights from the deep zone at West Branch are summarized below and illustrated in Figure 1 (http://www.kinross.com/media/222458/q3 2011 figure 1.pdf):

●	62 metres @ 2.22 g/t Au from 885 metres (hole TA05137BRD)
●	53 metres @ 1.76 g/t Au from 857 metres (hole TA05151DD)
●	57 metres @ 1.14 g/t Au from 899 metres (hole TA05046RD)
●	51 metres @ 1.03 g/t Au from 897 metres (hole TA05140ARD)

A complete list of recent step-out drill results from this target and related technical information can be found in the appendix at http://www.kinross.com/media/222470/q3 2011 appendix.pdf.

Additional drilling was completed in Q3 to follow-up encouraging results in previous holes intersecting mineralized greenschist rocks under Piment Sud Sud. The first hole to test the target (TA05149RD) was reported in Kinross’ second quarter 2011 earnings release. Results from the second hole (TA05193DD, completed in Q2) were received in the third quarter and returned 34 metres grading 0.94 g/t Au in greenschist host rocks from 1022 metres down hole (Figure 1: http://www.kinross.com/media/222461/q3 2011 figure 2.pdf). The third and fourth holes returned 26 metres grading 1.25 g/t Au from 418 metres and 24 metres grading 0.6 g/t Au from 495 metres in TA05176DD and TA05174DD, respectively. Mineralized intercepts in both these holes occurred in the position of the Piment Sud Sud (hanging wall) iron formation. Hole TA05176DD encountered weakly mineralized greenschist rocks down hole of the mineralized iron formation, whereas the greenschist unit is interpreted to be developed down dip of hole TA05174DD. Results of the fifth and sixth holes were not available as of the date of this release, although both holes intersected greenschist host rocks. Further drilling is underway to understand the significance of these results and to continue vectoring to potential new ore shoots in the same structural position as the Greenschist Zone at West Branch.

p. 6 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Three core drills were mobilized to C67 toward the end of the quarter, with five core holes completed for a total of 1,070 metres. Results continue to be strongly encouraging. Kinross expects to start the basic work of geological modeling for C67 in 2012, which is the first step in the process of completing a resource estimate.

The objective of core drilling at C67 was to understand the geologic controls on mineralization encountered in several fences of RC holes completed at the beginning of Q3. Gold mineralization is currently defined over 800 strike metres, but the true width of the zone is not well understood (Figure 2: http://www.kinross.com/media/222461/q3 2011 figure 2.pdf). Additional core drilling will more accurately determine the general orientation, geometry and potential vertical depth of mineralization. Significant results from RC drilling at C67 are summarized below:

●	100 metres @ 1.18 g/t Au from 32 metres (hole TA06382RC)
●	50 metres @ 2.70 g/t Au from 20 metres and 21 metres @ 4.94 g/t Au from 94 metres (hole TA06402RC)
●	27 metres @ 2.93 g/t Au from 143 metres (hole TA06403RC)
●	37 metres @ 1.51 g/t Au from 19 metres (hole TA06410RC)
●	31 metres @ 1.47 g/t Au from 91 metres (hole TA06380RC)

A complete list of drill results from this target since those included in Kinross’ March 28, 2011 news release may be found in the appendix at http://www.kinross.com/media/222470/q3 2011 appendix.pdf.

La Coipa

Kinross is pleased to announce a significant gold and silver discovery at La Coipa called Pompeya. Currently, two diamond drills and one RC rig are drilling on the project, which is located four kilometres northeast of the existing La Coipa processing plant (Figure 3: http://www.kinross.com/media/222464/q3 2011 figure 3.pdf) on the Compañia Minera La Coipa joint venture property (75% Kinross). Mineralization drilled to date has been delineated in sixteen core and RC holes, and occurs as primarily oxide material close to surface. Dimensions currently define a mineralized area of approximately 800 by 600 meters, with extensions to the west, south and northeast remaining open.

Kinross initially carried out drilling at Pompeya in 2010 following up anomalous results in historical drill holes (Figure 4: http://www.kinross.com/media/222467/q3 2011 figure 4.pdf). Five holes were drilled in the Andean summer months from late 2010 to early 2011 (DPMP-001 to DPMP-005) and encountered strong oxide gold and silver mineralization between 40 and 250 metres from surface. Follow-up drilling led to completion of the main discovery hole in the second quarter of 2011, which returned 58.2 metres grading 1.2 g/t Au and 256 g/t Ag (6.99 g/t Au equivalent) starting 20 metres down hole. The hole was lost at 78.2 metres in the middle of the mineralized zone owing to poor ground conditions and was re-drilled as DPMP-007. Sampling in DPMP-007 commenced from the bottom of hole DPMP-006 and returned a further 33.9 metres grading 0.37 g/t Au and 173 g/t Ag (4.32 g/t Au equivalent).

Drilling in the third quarter of 2011 continued to step-out in all directions around the main discovery hole and returned the following significant intersections:

●	50.0 metres @ 1.16 g/t Au and 48.3 g/t Ag (2.26 g/t Au Eq.) from 90 metres (hole DPMP-008)
●	108.0 metres @ 0.41 g/t Au & 42.7 g/t Ag (1.38 g/t Au Eq.) from 88.0 metres (hole DPMP-012)
●	146.0 metres @ 2.4 g/t Au & 95.2 g/t Ag (4.58 g/t Au Eq.) from 74.0 metres (hole DPMP-015)
●	166.0 metres @ 1.86 g/t Au & 84.8 g/t Ag (3.79 g/t Au Eq.)from 12 metres (hole DPMP-016)
●	40.0 metres @ 0.70 g/t Au and 43 g/t Ag (1.68 g/t Au Eq.) from 30.0 metres (hole DMMP-018)
●	212.0 metres @ 1.45 g/t Au & 26.7 g/t Ag (2.06 g/t Au Eq.) from 156.0 metres (hole DPMP-020)

A complete list of drill results from this target and related technical information may be found in the appendix at http://www.kinross.com/media/222470/q3 2011 appendix.pdf.

Gold equivalent (Au Eq.) ounces include silver ounces converted to a gold equivalent based on the average spot market prices for the commodities for a specified quarterly period assuming 100% gold and silver recoveries.

p. 7 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

The gold equivalent calculation applied to silver assayed in the Pompeya results was approximately 44:1 based on the ratio for the third quarter of 2011 (see note “b” in the Financial Results table on page 2 of this news release).

Mineralization is interpreted to be localized by volcaniclastic breccia units that occur as sub-horizontal bodies. Feeder-type structural controls on mineralization are not clearly evident in the information collected to date. The drill hole highlights listed above reflect gold-silver mineralization hosted by predominately vuggy quartz rock, typical of a high-sulfidation epithermal precious metals deposit and analogous to mineralization observed in the Ladera Farellon ore body at La Coipa. Full details of oxide and sulfide mineralized intervals are provided in the table of Pompeya drill hole assay results in the appendix at http://www.kinross.com/media/222470/q3 2011 appendix.pdf. Further infill and step-out drilling is ongoing to better understand the limits of the mineralized system and the controls on distribution of gold and silver grades.

Step out and infill drilling will further define this new zone throughout the fourth quarter of 2011 and into 2012. Kinross expects to include results from Pompeya in the 2012 year-end update on mineral reserves and mineral resources.

Completion of $1 billion unsecured debt offering

On August 22, 2011, Kinross completed a $1 billion offering of debt securities, consisting of $250 million principal amount of its 3.625% senior notes due 2016, $500 million principal amount of its 5.125% senior notes due 2021 and $250 million principal amount of its 6.875% senior notes due 2041 (collectively, the “notes”). The notes are senior unsecured obligations of Kinross. Kinross received investment grade ratings with stable outlook from all three major rating agencies in connection with the offering.

Outlook
The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information located on page 9 of this news release.

Kinross expects to be within its previously stated full-year production guidance of 2.6 – 2.7 million gold equivalent ounces for 2011, and within its previously stated full-year cost of sales guidance of $565 – 610 per gold equivalent ounce.  On a regional basis, the Company has revised its 2011 forecast as summarized below:

Region	Previous production forecast (gold equivalent oz)	Revised production forecast (gold equivalent oz)	Previous cost of sales forecast ($ per gold equivalent oz)	Revised cost of sales forecast ($ per gold equivalent oz)

South America	1,000,000-1,070,000	945,000-980,000	585-650	650-675
North America	590,000-630,000	625,000-645,000	625-685	Unchanged
West Africa2	440,000-500,000	440,000-480,000	595-655	685-715
Russia2	535,000-555,000	555,000-575,000	395-435	Unchanged

Total Kinross	2.6-2.7 million	Unchanged	565-610	Unchanged

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, November 3, 2011 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610
Outside of Canada & US – 1-604-638-5340

Replay (available up to 14 days after the call):

p. 8 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Canada & US toll-free – 1-800-319-6413; Passcode – 3310 followed by #.
Outside of Canada & US – 1-604-638-9010; Passcode – 3310 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ third quarter 2011 Financial Statements and Management’s Discussion and Analysis report at www.kinross.com.

Kinross’ unaudited third quarter 2011 statements have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Brazil, Canada, Chile, Ecuador, Ghana, Mauritania, Russia and the United States, employing approximately 7,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbour’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, statements with respect to: possible events, the future price of gold and silver, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words ‘‘plans’’, “proposes”, ‘‘expects’’ or ‘‘does not expect’’, ‘‘is expected’’, ‘‘budget’’, ‘‘scheduled’’, “timeline”, “envision”, ‘‘estimates’’, ‘‘forecasts”, “guidance”, “opportunity”, “objective”, “outlook”, “potential”, “targets”, “models”, ‘‘intends’’, ‘‘anticipates’’, or ‘‘does not anticipate’’, or ‘‘believes’’, or variations of such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, ‘‘should’’, ‘‘might’’, or ‘‘will be taken’’, ‘‘occur’’ or ‘‘be achieved’’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our most recently filed Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company or any entity in which it now or hereafter directly or indirectly holds an investment, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions and permitting for the

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

construction and operation of the new tailings facility) being consistent with our current expectations; (3) development of and production from the Phase 7 pit expansion and heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross’ current expectations; (5) political and legal developments in any jurisdiction in which the Company, or any entity in which it now or hereafter directly or indirectly holds an investment, operates being consistent with its current expectations including, without limitation, the implementation of Ecuador’s new mining and investment laws and related regulations and policies, and negotiation of an exploitation contract and an investment protection contract with the government, being consistent with Kinross’ current expectations; (6) permitting, construction, development and production at Cerro Casale being consistent with the Company’s current expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts for the Company, and entities in which it now or hereafter directly or indirectly holds an investment, meeting expectations; (12) the accuracy of the current mineral reserve and mineral resource estimates of the Company and any entity in which it now or hereafter directly or indirectly holds an investment; (13) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (14) the development of the Dvoinoye and Vodorazdelnaya deposits being consistent with Kinross’ expectations; (15) the viability of the Tasiast and Chirano mines, and the permitting, development and expansion of the Tasiast and Chirano mines on a basis consistent with Kinross’ current expectations; and (16) access to capital markets, including but not limited to securing partial project financing for the Dvoinoye, Fruta del Norte and the Tasiast expansion projects, being consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, Mauritania, Ghana, or other countries in which Kinross, or entities in which it now or hereafter directly or indirectly holds an interest, do business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and Management Discussion and Analysis for the 2010 fiscal year. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Key Sensitivities

Approximately 60%-70% of the Company's costs are denominated in US dollars.
A 10% change in foreign exchange could result in an approximate $7 impact in cost of sales per ounce. 6
A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.
The impact on royalties of a $100 change in the gold price could result in an approximate $3 impact on cost of sales per ounce.

Other information
Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s material mineral properties (other than drilling and other exploration activities) contained in this news release has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.The technical information about the Company’s drilling and exploration activities contained in this news release has been prepared under the supervision of Dr. Glen Masterman, an officer with the Company who is a “qualified person” within the meaning of National Instrument 43-101.

6 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 10 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. The Company believes that these measures, together with measures determined in accordance with GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with GAAP. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributed to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and non-hedge derivative gains and losses. Management believes that these measures, which are also used internally, provide investors with the ability to better evaluate underlying performance particularly since the excluded items are typically not included in public guidance. The following table provides a reconciliation of consolidated net earnings to adjusted net earnings for the periods presented:

	GAAP to Adjusted Earnings Reconciliation
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2011	2010(1)	2011	2010(1)

Net earnings attributed to common shareholders - as reported	$212.6	$540.9	$710.1	$832.6

Adjusting items:
Foreign exchange (gains) losses	7.4	(3.0)	(14.1)	6.5
Non-hedged derivatives (gains) losses - net of tax	3.1	(1.4)	(45.5)	(48.5)
Gains on acquisition/disposition of assets and investments - net of tax	(0.2)	(447.7)	(31.4)	(499.2)
Red Back acquisition costs	-	41.5	-	41.5
Change in future income tax due to change in Chile’s corporate income tax rate	-	(2.3)	-	(2.3)
Inventory fair value adjustment - net of tax	2.7	3.5	9.7	3.5
FX (gain) loss on translation of tax basis and FX on deferred income taxes within income tax expense	47.8	(14.7)	46.4	(6.2)
	60.8	(424.1)	(34.9)	(504.7)
Net earnings attributed to common shareholders - Adjusted	$273.4	$116.8	$675.2	$327.9
Weighted average number of common shares outstanding - Basic	1,136.7	766.6	1,135.5	720.9
Net earnings per share - Adjusted	$0.24	$0.15	$0.59	$0.45

(1)	Prior year figures have been restated to conform to IFRS.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow and adjusted operating cash flow per share.  Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital.  Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics.  Management believes that, by excluding these items from operating cash flow, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

The following table provides a reconciliation of adjusted cash flow from operations:

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

	GAAP to Adjusted Operating Cash Flow
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2011	2010(1)	2011	2010(1)

Cash flow provided from operating activities - as reported	302.4	248.9	998.8	707.5

Adjusting items:
Close out and early settlement of derivative instruments	112.8	-	112.8	-
Working capital changes:
Accounts receivable and other assets	(26.4)	22.7	139.8	85.3
Inventories	93.3	20.1	97.2	15.4
Accounts payable and other liabilities, including taxes	(60.5)	(60.2)	(117.2)	(55.7)
	119.2	(17.4)	232.6	45.0
Adjusted operating cash flow	421.6	231.5	1,231.4	752.5
Weighted average number of common shares outstanding - Basic	1,136.7	766.6	1,135.5	720.9
Adjusted operating cash flow per share	0.37	0.30	1.08	1.04

(1)	Prior year figures have been restated to conform to IFRS.

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure, which is also used internally, provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Cost of Sales Per Ounce Sold on
	a By-Product Basis
(in US$ millions)	Three months ended		Nine months ended
	September 30		September 30
	2011	2010(3)	2011	2010(3)

Production cost of sales(1)	$425.5	$313.2	$1,209.7	$876.4
Less: portion attributable to Kupol non-controlling interest(2)	-	(14.2)	(21.0)	(46.2)
Less: portion attributable to Chirano non-controlling interest	(5.0)	(0.6)	(13.6)	(0.6)
Less: attributable silver sales	(61.9)	(39.2)	(227.5)	(116.9)
Attributable production cost of sales net of silver by-product revenue	$358.6	$259.2	$947.6	$712.7

Gold ounces sold	611,575	578,638	1,868,236	1,715,032
Less: portion attributable to Kupol non-controlling interest(2)	-	(34,969)	(49,299)	(124,915)
Less: portion attributable to Chirano non-controlling interest	(6,836)	(645)	(19,388)	(645)
Attributable gold ounces sold	604,739	543,024	1,799,549	1,589,472
Attributable production cost of sales per ounce sold on a by-product basis	$593	$477	$527	$448

(1)
“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization”, and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(2)	On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(3)	Prior year figures have been restated to conform to IFRS.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Review of Operations

Three months ended September 30,	Gold equivalent ounces
	Produced		Sold		Production cost of sales(1) ($ millions)		Production cost of sales (1) /oz
	2011	2010	2011	2010	2011	2010	2011	2010

Fort Knox	76,261	108,680	75,611	112,797	$53.8	$56.5	$712	$501
Round Mountain	54,588	48,477	52,658	49,892	35.2	31.2	668	625
Kettle River - Buckhorn	41,200	46,687	42,109	46,996	19.5	17.3	463	368
North America Total	172,049	203,844	170,378	209,685	108.5	105.0	637	501

Kupol (100%)	124,912	159,393	138,278	164,392	58.4	57.0	422	347
Russia Total	124,912	159,393	138,278	164,392	58.4	57.0	422	347

Paracatu	135,099	129,257	133,827	134,702	89.7	68.1	670	506
Crixás	15,551	19,866	16,594	20,743	15.3	10.0	922	483
La Coipa	38,539	53,471	35,566	46,747	32.1	34.1	903	729
Maricunga	53,123	28,844	58,591	31,215	30.2	27.1	515	868
South America Total	242,312	231,438	244,578	233,407	167.3	139.3	684	597

Tasiast (1)	47,175	8,853	48,455	4,761	40.8	5.6	842	1,176
Chirano (100%) (1)	68,372	12,650	68,697	6,453	50.5	6.3	735	970
West Africa Total	115,547	21,503	117,152	11,214	91.3	11.9	779	1,061

Operations Total	654,820	616,178	670,386	618,698	425.5	313.2	$635	506

Less Kupol non-controlling interest (25%)(2)	-	(39,848)	-	(41,098)	-	(14.2)

Less Chirano non-controlling interest (10%)	(6,837)	(1,265)	(6,869)	(645)	(5.0)	(0.6)

Attributable	647,983	575,065	663,517	576,955	$420.5	$298.4	$634	$517

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements  less “depreciation, depletion and amortization” , and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS. Prior year figures for production costs have been restated to conform to IFRS.

(2) On April 27, 2011, Kinross acquired the remaining 25% of CMGC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

Nine months ended September 30,	Gold equivalent ounces				Production cost of		Production cost of
	Produced		Sold		sales(1) ($ millions)		sales (1) /oz
	2011	2010	2011	2010	2011	2010	2011	2010

Fort Knox	219,035	264,590	217,546	263,612	$146.8	$144.2	$675	$547
Round Mountain	143,860	141,033	141,154	140,872	102.8	82.3	728	584
Kettle River - Buckhorn	133,289	145,555	135,180	146,440	55.7	46.6	412	318
North America Total	496,184	551,178	493,880	550,924	305.3	273.1	618	496

Kupol (100%)	514,653	539,339	541,389	576,657	193.0	184.9	356	321
Russia Total	514,653	539,339	541,389	576,657	193.0	184.9	356	321

Paracatu	335,419	364,830	337,557	375,354	241.3	198.0	715	528
Crixás	45,802	56,798	46,378	58,078	39.0	27.7	841	477
La Coipa	143,852	136,310	155,403	144,098	110.1	95.9	708	666
Maricunga	181,968	123,611	177,841	124,495	83.3	84.9	468	682
South America Total	707,041	681,549	717,179	702,025	473.7	406.5	661	579

Tasiast (1)	145,745	8,853	146,161	4,761	101.0	5.6	691	1,176
Chirano (100%) (1)	188,307	12,650	194,801	6,453	136.7	6.3	702	970
West Africa Total	334,052	21,503	340,962	11,214	237.7	11.9	697	1,061

Operations Total	2,051,930	1,793,569	2,093,410	1,840,820	1,209.7	876.4	$578	476

Less Kupol non-controlling interest (25%)(2)	(66,014)	(134,835)	(63,802)	(144,164)	(21.0)	(46.2)

Less Chirano non-controlling interest (10%) (1)	(18,831)	(1,265)	(19,480)	(645)	(13.6)	(0.6)

Attributable	1,967,085	1,657,469	2,010,128	1,696,011	$1,175.1	$829.6	$585	$489

(1) “Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements  less “depreciation, depletion and amortization” , and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS. Prior year figures for production costs have been restated to conform to IFRS.

(2) On April 27, 2011, Kinross acquired the remaining 25% of CM GC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated balance sheets

(Unaudited expressed in millions of United States dollars, except share amounts)
	As at
	September 30,	December 31,	January 1,
	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	$1,874.6	$1,466.6	$597.4
Restricted cash	24.2	2.1	24.3
Short-term investments	1.8	-	35.0
Accounts receivable and other assets	337.3	329.4	135.5
Inventories	828.8	731.6	554.4
Unrealized fair value of derivative assets	6.5	133.4	44.3
	3,073.2	2,663.1	1,390.9
Non-current assets
Property, plant and equipment	8,523.4	7,884.6	4,836.7
Goodwill	6,357.9	6,357.9	1,179.9
Long-term investments	76.6	203.8	157.8
Investments in associates and Working Interest	496.5	467.5	150.7
Unrealized fair value of derivative assets	0.1	2.6	1.9
Deferred charges and other long-term assets	293.8	204.6	158.4
Deferred tax assets	26.3	11.1	-
	$18,847.8	$17,795.2	$7,876.3
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$435.0	$409.0	$287.6
Current tax payable	129.6	87.6	24.4
Current portion of long-term debt	41.3	48.4	177.0
Current portion of provisions	19.6	23.4	17.1
Current portion of unrealized fair value of derivative liabilities	67.8	407.7	214.6
	693.3	976.1	720.7
Non-current liabilities
Long-term debt	1,401.1	426.0	475.8
Provisions	599.3	577.8	448.5
Unrealized fair value of derivative liabilities	55.2	97.0	290.0
Other long-term liabilities	120.5	115.0	50.7
Deferred tax liabilities	807.5	810.0	234.3
	3,676.9	3,001.9	2,220.0
Equity
Common shareholders’ equity
Common share capital and common share purchase warrants	$14,650.5	$14,576.4	$6,379.3
Contributed surplus	76.8	185.5	107.4
Retained earnings (accumulated deficit)	533.8	(51.5)	(740.6)
Accumulated other comprehensive loss	(167.5)	(179.3)	(218.4)
	15,093.6	14,531.1	5,527.7
Non-controlling interest	77.3	262.2	128.6
	15,170.9	14,793.3	5,656.3
Commitments and contingencies Subsequent events
	$18,847.8	$17,795.2	$7,876.3
Common shares
Authorized	Unlimited	Unlimited	Unlimited
Issued and outstanding	1,137,354,666	1,133,294,930	696,027,270

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Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of operations

(Unaudited expressed in millions of United States dollars, except per share and share amounts)
	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Revenue
Metal sales	$1,069.2	$735.5	$2,994.0	$2,089.7

Cost of sales
Production costs	425.5	313.2	1,209.7	876.4
Depreciation, depletion and amortization	143.4	124.9	446.4	372.4
Total Cost of sales	568.9	438.1	1,656.1	1,248.8
Gross Profit	500.3	297.4	1,337.9	840.9
Other operating costs	9.0	1.3	23.6	0.4
Exploration and business development	38.2	27.3	88.9	59.5
General and administrative	36.2	40.4	119.6	102.3
Operating earnings	416.9	228.4	1,105.8	678.7
Other income (expense) - net	(7.4)	413.6	97.3	527.4
Equity in gains (losses) of associates	(1.4)	0.2	(1.4)	(1.9)
Finance income	1.8	2.4	5.8	3.8
Finance expense	(23.1)	(15.3)	(55.6)	(48.2)
Earnings before taxes	386.8	629.3	1,151.9	1,159.8
Income tax expense - net	(171.4)	(65.1)	(384.2)	(248.1)
Net earnings	$215.4	$564.2	$767.7	$911.7
Attributed to non-controlling interest	$2.8	$23.3	$57.6	$79.1
Attributed to common shareholders	$212.6	$540.9	$710.1	$832.6
Earnings per share
Basic	$0.19	$0.71	$0.63	$1.15
Diluted	$0.19	$0.69	$0.62	$1.12

Weighted average number of common shares outstanding (millions)
Basic	1,136.7	766.6	1,135.5	720.9
Diluted	1,142.4	786.9	1,141.3	740.7

p. 15 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Consolidated statements of cash flows

(Unaudited expressed in millions of United States dollars)
	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$215.4	$564.2	$767.7	$911.7
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Depreciation, depletion and amortization	143.4	124.9	446.4	372.4
Gains on acquisition/disposition of assets and investments - net	(0.3)	(447.9)	(31.7)	(526.3)
Equity in (gains) losses of associates	1.4	(0.2)	1.4	1.9
Non-hedge derivative (gains) losses - net	3.4	(1.5)	(44.7)	(46.6)
Settlement of derivative instruments	(112.8)	-	(112.8)	-
Share-based compensation expense	8.8	9.3	27.2	26.3
Accretion expense	14.0	11.2	40.6	31.9
Deferred tax (recovery) expense	33.4	(21.2)	20.9	(15.3)
Foreign exchange (gains) losses and other	2.1	(7.3)	3.6	(3.5)
Changes in operating assets and liabilities:
Accounts receivable and other assets	26.4	(22.7)	(139.8)	(85.3)
Inventories	(93.3)	(20.1)	(97.2)	(15.4)
Accounts payable and accrued liabilities, excluding interest and taxes	140.7	138.9	388.3	244.0
Cash flow provided from operating activities	382.6	327.6	1,269.9	895.8
Income taxes paid	(80.2)	(78.7)	(271.1)	(188.3)
Net cash flow provided from operating activities	302.4	248.9	998.8	707.5

Investing:
Additions to property, plant and equipment	(395.0)	(150.7)	(1,066.5)	(365.3)
Business acquisitions - net of cash acquired	-	536.7	-	547.5
Net proceeds from the sale of long-term investments and other assets	-	297.5	101.1	748.1
Additions to long-term investments and other assets	(48.1)	(16.0)	(124.6)	(609.4)
Net proceeds from the sale of property, plant and equipment	1.1	2.3	2.0	2.9
Disposals (additions) to short-term investments	(0.5)	-	(1.8)	35.0
Note receivable from Harry Winston	70.0	-	70.0	-
Decrease (increase) in restricted cash	(10.9)	15.7	(22.1)	14.9
Interest received	4.6	2.4	6.8	3.8
Other	(0.2)	5.0	(3.2)	2.8
Cash flow provided from (used in) investing activities	(379.0)	692.9	(1,038.3)	380.3
Financing:
Issuance of common shares on exercise of options and warrants	11.9	1.9	26.8	8.3
Acquisition of CMGC 25% non-controlling interest	-	-	(335.4)	-
Proceeds from issuance of debt	1,136.5	-	1,329.1	127.5
Repayment of debt	(168.1)	(191.5)	(385.0)	(309.0)
Interest paid	(4.7)	(5.7)	(9.9)	(14.6)
Dividends paid to common shareholders	(68.0)	(35.7)	(124.8)	(70.5)
Dividends paid to non-controlling shareholder	-	(21.7)	-	(28.9)
Settlement of derivative instruments	(23.9)	(5.6)	(43.6)	(17.3)
Other	(0.5)	(0.2)	(6.2)	(0.2)
Cash flow provided from (used in) financing activities	883.2	(258.5)	451.0	(304.7)
Effect of exchange rate changes on cash	(12.3)	2.7	(3.5)	0.3
Increase in cash and cash equivalents	794.3	686.0	408.0	783.4
Cash and cash equivalents, beginning of period	1,080.3	694.8	1,466.6	597.4
Cash and cash equivalents, end of period	$1,874.6	$1,380.8	$1,874.6	$1,380.8

p. 16 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Ore Processed (1)	Grade	Recovery (2)	Gold Eq Production (9)	Gold Eq Sales (9)	Production costs of sales (10)(11)	Production cost of sales (10)(11) / o	Cap Ex (11)	DD&A (11)
			(%)	(‘000 tonnes)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
		Q3 2011	100	9,415	0.49	77%	76,261	75,611	53.8	712	26.8	15.4
	Fort Knox(3)	Q2 2011	100	10,000	0.59	79%	77,727	77,269	52.4	678	26.2	17.2
		Q1 2011	100	3,466	0.66	77%	65,047	64,666	40.6	628	22.1	15.0
		Q4 2010	100	6,350	0.72	77%	85,139	85,848	45.4	529	24.9	14.9
		Q3 2010	100	7,655	0.96	82%	108,680	112,797	56.5	501	24.5	19.7
		Q3 2011	50	8,186	0.47	nm	54,588	52,658	35.2	668	9.6	8.8
		Q2 2011	50	8,338	0.46	nm	47,151	46,941	34.7	739	7.9	7.2
North America	Round Mountain	Q1 2011	50	7,130	0.49	nm	42,121	41,555	32.9	792	8.5	6.6
		Q4 2010	50	7,830	0.46	nm	43,521	43,631	33.1	759	9.5	4.9
		Q3 2010	50	7,196	0.50	nm	48,477	49,892	31.2	625	7.7	5.9
		Q3 2011	100	110	13.06	91%	41,200	42,109	19.5	463	3.9	17.5
		Q2 2011	100	104	14.77	89%	46,237	45,442	18.3	403	3.4	20.0
	Kettle River	Q1 2011	100	106	15.29	88%	45,852	47,629	17.9	375	3.1	21.8
		Q4 2010	100	131	14.80	87%	53,255	49,842	19.7	395	2.9	24.3
		Q3 2010	100	114	13.39	87%	46,687	46,996	17.3	368	1.5	23.2
		Q3 2011	100	303	10.39	93%	124,912	138,278	58.4	422	8.0	25.7
		Q2 2011	100	305	15.88	94%	184,066	199,773	69.1	346	16.1	37.0
	Kupol - 100%	Q1 2011	75	305	16.56	95%	205,675	203,338	65.5	322	5.8	39.5
		Q4 2010	75	321	16.94	95%	199,338	163,909	51.3	313	14.3	34.1
Russia		Q3 2010	75	269	16.55	94%	159,393	164,392	57.0	347	16.7	34.8
		Q3 2011	100	303	10.39	93%	124,912	138,278	58.4	422	8.0	25.7
		Q2 2011	100	305	15.88	94%	169,470	186,805	65.0	348	15.2	35.4
	Kupol(5)(6)	Q1 2011	75	305	16.56	95%	154,257	152,504	48.6	319	4.4	32.4
		Q4 2010	75	321	16.94	95%	149,504	122,933	38.5	313	10.7	25.6
		Q3 2010	75	269	16.55	94%	119,545	123,294	42.8	347	12.5	26.1
		Q3 2011	100	13,202	0.43	74%	135,099	133,827	89.7	670	105.9	16.9
		Q2 2011	100	10,014	0.41	76%	99,893	95,773	77.1	805	65.2	14.3
	Paracatu	Q1 2011	100	9,738	0.41	78%	100,427	107,957	74.5	690	36.7	14.4
		Q4 2010	100	11,225	0.43	76%	117,567	112,523	63.0	560	67.0	12.0
		Q3 2010	100	11,144	0.45	79%	129,257	134,702	68.1	505	43.2	18.4
		Q3 2011	50	300	3.49	92%	15,551	16,594	15.3	922	5.4	3.7
		Q2 2011	50	312	3.35	93%	15,438	16,165	13.6	841	6.9	3.6
	Crixás	Q1 2011	50	256	3.85	93%	14,813	13,619	10.1	741	2.9	2.4
		Q4 2010	50	272	4.38	94%	17,979	19,078	9.8	514	8.0	5.0
		Q3 2010	50	296	4.51	93%	19,866	20,743	10.0	482	6.1	5.3
South America		Q3 2011	100	1,011	0.70	76%	38,539	35,566	32.1	903	17.4	6.6
		Q2 2011	100	1,131	0.72	81%	50,867	56,906	40.5	712	15.3	8.1
	La Coipa(4)	Q1 2011	100	1,076	0.83	75%	54,446	62,931	37.5	596	8.7	10.5
		Q4 2010	100	1,092	1.18	80%	60,020	59,528	36.1	606	9.4	12.4
		Q3 2010	100	1,124	1.29	79%	53,471	46,747	34.1	729	5.0	8.1
		Q3 2011	100	3,284	0.80	nm	53,123	58,591	30.2	515	29.9	5.5
		Q2 2011	100	4,023	0.86	nm	70,105	63,407	26.2	413	44.3	7.1
	Maricunga	Q1 2011	100	3,991	0.85	nm	58,740	55,843	26.9	482	41.1	1.8
		Q4 2010	100	4,243	0.77	nm	32,979	30,825	31.0	1,006	29.9	3.1
		Q3 2010	100	3,302	0.71	nm	28,844	31,215	27.1	868	18.1	3.5
		Q3 2011	100	2,679	2.05	87%	47,175	48,455	40.8	842	88.3	18.4
		Q2 2011	100	1,990	1.60	91%	47,249	46,213	33.6	727	92.1	14.5
	Tasiast(8)	Q1 2011	100	2,204	2.10	88%	51,321	51,493	26.6	517	84.2	15.8
		Q4 2010	100	1,942	2.32	87%	47,758	52,336	39.5	755	50.8	22.9
		Q3 2010	100	117	2.51	94%	8,853	4,761	5.6	1,176	3.4	1.1
		Q3 2011	90	949	2.45	91%	68,372	68,697	50.5	735	19.5	23.6
West Africa		Q2 2011	90	858	2.28	91%	57,898	56,558	37.1	656	29.0	19.3
	Chirano - 100%(8)	Q1 2011	90	848	2.42	91%	62,037	69,546	49.1	706	17.2	24.1
		Q4 2010	90	930	2.72	91%	76,570	78,835	45.3	575	13.1	44.2
		Q3 2010	90	212	2.07	90%	12,650	6,453	6.3	976	0.5	3.8
		Q3 2011	90	949	2.45	91%	61,535	61,828	45.5	735	17.6	21.2
		Q2 2011	90	858	2.28	91%	52,108	50,902	33.4	656	26.1	17.4
	Chirano(7)(8)	Q1 2011	90	848	2.42	91%	55,833	62,591	44.2	706	15.5	21.7
		Q4 2010	90	930	2.72	91%	68,913	70,952	40.8	575	11.8	39.8
		Q3 2010	90	212	2.07	90%	11,385	5,808	5.7	976	0.5	3.4

p. 17 Kinross reports 2011 third quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

(1)	Ore processed is to 100%, production and costs are to Kinross’ account.
(2)
Due to the nature of heap leach operations at Round Mountain and Maricunga, recovery rates cannot be accurately measured on a quarterly basis. Fort Knox recovery represents mill recovery only and excludes the heap leach.

(3)
Includes 5,889,000 tonnes placed on the heap leach pad during the third quarter of 2011, and 12,805,000 tonnes for the first nine months . Grade and recovery represent mill processing only. Ore placed on the heap leach pad had an average grade of 0.32 grams per tonne for the third quarter of 2011, and 0.35 grams per tonne for the first nine months.

(4)	La Coipa silver grade and recovery were as follows: Q3 (2011) 65.00 g/t, 43%; Q2 (2011) 58.85 g/t, 55%; Q1 (2011) 75.64 g/t, 53%; Q4 (2010) 77.70 g/t, 57% ; Q3 (2010) 48.84g/t, 57%
(5)	Kupol silver grade and recovery were as follows: Q3 (2011) 159.03 g/t, 82%; Q2 (2011) 215.21 g/t, 84%; Q1 (2011) 237.90 g/t, 84%; Q4 (2010) 213.90 g/t, 84% Q3 (2010) 202.27g/t, 85%
(6)	On April 27, 2011, Kinross acquired the remaining 25% of CM GC, and thereby obtained 100% ownership of Kupol. As such, the results up to April 27, 2011 reflect 75% and results thereafter reflect 100%.
(7)	Includes Kinross’ share of Chirano at 90%.
(8)	Certain Q3 2010, Q4 2010 and Q1 2011 results have been recast as a result of finalizing the Red Back purchase price allocation.
(9)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q3 2011: 43.87:1, Q2 2011: 39.67:1, Q1 2011: 43.51:1, Q4 2010: 51.93:1, Q3 2010: 64.84.1.

(10)
“Production cost of sales” is equivalent to “Total cost of sales” per the consolidated financial statements less “depreciation, depletion and amortization” , and is generally consistent with “Cost of sales” as reported under CDN GAAP prior to the adoption of IFRS.

(11)	Prior year figures have been restated to conform to IFRS.

p. 18 Kinross reports 2011 third quarter results	www.kinross.com